Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the three months ended June 30,
	Basic		Diluted (a)
	2009	2008	2009	2008
	(in thousands, except per share data)
Average number of common shares outstanding	60,064	59,962	60,064	59,962
Average common shares due to assumed conversion of stock options	—	—	787	—

Total shares	60,064	59,962	60,851	59,962

Income (loss) from continuing operations	$4,949	$(48,363)	$4,949	$(48,363)
Income (loss) from discontinued operations, net	(241)	30,254	(241)	30,254

Net income (loss)	$4,708	$(18,109)	$4,708	$(18,109)

Per share data:
Income (loss) from continuing operations	$0.08	$(0.81)	$0.08	$(0.81)
Income (loss) from discontinued operations, net	—	0.51	—	0.51

Net income (loss) per share	$0.08	$(0.30)	$0.08	$(0.30)

	For the six months ended June 30,
	Basic		Diluted (a)
	2009	2008	2009	2008
	(in thousands, except per share data)
Average number of common shares outstanding	60,036	59,956	60,036	59,956
Average common shares due to assumed conversion of stock options	—	—	1,295	—

Total shares	60,036	59,956	61,331	59,956

Income (loss) from continuing operations	$6,176	$(64,122)	$6,176	$(64,122)
Income (loss) from discontinued operations, net	(537)	51,066	(537)	51,066

Net income (loss)	$5,639	$(13,056)	$5,639	$(13,056)

Per share data:
Income (loss) from continuing operations	$0.10	$(1.07)	$0.10	$(1.07)
Income (loss) from discontinued operations, net	(0.01)	0.85	(0.01)	0.85

Net income (loss) per share	$0.09	$(0.22)	$0.09	$(0.22)

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the Condensed Consolidated Statements of Operations (Unaudited).